

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2013

Via E-mail
Mr. James D. Bielenberg
Chief Financial Officer
Truett-Hurst, Inc.
5610 Dry Creek Road
Healdsburg, CA 95448

> **Re: Truett-Hurst, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 12, 2013**
> **File No. 333-187164**

Dear Mr. Bielenberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that Article 12 of your form of amended and restated certificate of incorporation attempts to restrict the forum in which certain actions may be brought by investors. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose under Risk Factors and Description of Capital Stock that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable. Also describe the effect of such restrictions on investors.

2.   Please disclose under Description of Capital Stock whether investors who purchase shares in the initial public offering are subject to the exclusive forum provision. It appears that your amended and restated certificate of incorporation will not be filed with the State of Delaware, and therefore will not become effective, until the closing date.

Exhibits

3.   We note that Section 4 of the escrow agreement filed as Exhibit 1.2 provides that the "Escrow Agent will hold in a segregated account established for the benefit of the Company and the Selling Stockholders and will disburse all funds received by it pursuant to the terms of this Escrow Agreement." Please reconcile this provision with your statement on page 29 of Amendment No. 2 to the Registration Statement on Form S-1 that "[a]ll investor funds received prior to the closing will be deposited into escrow with an escrow agent until closing for the benefit of the investors." See Exchange Act Rule 15c2-4.

4.   Please file as an exhibit your certificate of incorporation as currently in effect. See Item 601(b)(3)(i) of Regulation S-K.

        Please contact Tiffany Piland at (202) 551-3589 or Brigitte Lippmann at (202) 551-3713 with any questions.

                                        Sincerely,

                                        /s/ Brigitte Lippmann (for)

                                        John Reynolds
                                        Assistant Director

cc: Anna T. Pinedo, Esq.
       Morrison & Foerster LLP